UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Appoints New Chief Executive Officer

Mexico City, Mexico – October 24, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announces that its Board of Directors has appointed John Santa María Otazua as Chief Executive Officer (“CEO”), effective January 1, 2014.  Mr. Santa María is currently Chief Operating Officer of the Company’s South America Division and succeeds Mr. Carlos Salazar Lomelín, who has served as the Company’s CEO since 2000.

Today, the Board of Directors of Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) appointed Carlos Salazar Lomelín as Chief Executive Officer, replacing José Antonio Fernández Carbajal, who was ratified as FEMSA’s Executive Chairman of the Board of Directors.

During his tenure, Mr. Salazar’s focus on the disciplined execution of Coca-Cola FEMSA’s strategic framework drove the Company’s revenues from US$1.7 billion to close to US$14 billion, including the Philippines.  Under his leadership, Coca-Cola FEMSA expanded operations from Mexico and Argentina to ten different countries on two continents.  During this period, the Company was transformed into a leading multi-category beverage player in Latin America--expanding to achieve a leading position in non-carbonated beverages through Jugos del Valle and complementing its portfolio with value-added dairy products.  Mr. Salazar holds a bachelor’s degree in Economics and a Masters in Business Administration from the Instituto Tecnológico de Estudios Superiores de Monterrey (“ITESM”) and is currently President of the Advisory Board of the EGADE Business School of this institution.

Over the past 18 years, Mr. Santa María has held important operational and strategic roles within the Company, accomplishing a highly successful track record. He has served as Chief Operating Officer of Coca-Cola FEMSA’s Mexico Division, as well as Strategic Planning and Commercial Director for the Company.  Mr. Santa María has also served in significant roles in different strategic projects of the Company, including the acquisition of Panamerican Beverages, Inc. and the acquisition of Coca-Cola Bottlers Philippines, Inc.  Mr. Santa María holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University in Dallas, Texas.

“In his various roles within the Company, John has proved to be a visionary leader with great management and people skills.  In his new role, the Company will remain committed to the creation of long-term value within the beverage industry and will continue to contribute to the growth and development of the Coca-Cola system. This appointment is a testament to the Company’s continuous generation of opportunities for talent development at all levels of the organization,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

“Supported by a talented team of executives, I am honored and privileged to lead Coca-Cola FEMSA’s efforts to keep on consolidating its leadership position in the non-alcoholic beverage industry.  The Company has developed a solid foundation of dedicated executives in its territories and is well prepared to capture the opportunities that lie ahead,” said John Santa María Otazua, appointed Chief Executive Officer of the Company.

“We acknowledge and appreciate Carlos Salazar’s leadership and dedication over these past 14 years.  His relentless drive and energy have permeated the entire Company,” said José Antonio Fernández Carbajal, Chairman of the Board of Directors of Coca-Cola FEMSA. “The Board of Directors unanimously approved John Santa María to lead Coca-Cola FEMSA given his demonstrated strong track record and leadership skills.  We welcome John in this new role as we are certain that his vision and drive will translate into sustainable value creation for our stakeholders.”

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 321 million consumers through 2,700,000 retailers with more than 115,000 employees worldwide.

October 24, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 24, 2013